Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

February 22, 2011

Ms. Jamie Kessel
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc. Item 4.01 Form 8-K Filed February 8, 2011 File No. 000-33383

Dear Ms. Kessel:

By letter dated February 10, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard,” the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K filed on February 8, 2011. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 8-K

1.
We note the audit opinion on your financial statements for the years ended July 31, 2010 and 2009 was modified as to uncertainty.  As such, please revise to disclose this fact consistent with Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE:  We have revised the Form 8-K to state that the audit opinion was modified as to uncertainty over the Company’s ability to continue as a going concern.

2.	Please revise to disclose if you had any disagreements with your former accountants through the date of dismissal as required by Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE:  We have revised our Form 8-K by stating that there have been no disagreements with our former accountants through February 3, 2011, the date of dismissal of such accounting firm.

Exhibit 16

3.
To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE: We have included and filed an updated Exhibit 16 letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
President and Chief Executive Officer